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FOR IMMEDIATE RELEASE

              RAMSAY YOUTH SERVICES, INC. ANNOUNCES THE ACQUISITION
            OF CHARTER BEHAVIORAL HEALTH SYSTEM OF MANATEE PALMS, LP

CORAL GABLES, FLORIDA, AUGUST 4, 2000 . . . RAMSAY YOUTH SERVICES, INC. (NASDAQ:RYOU) announced today that it has acquired the operating assets of Charter Behavioral Health System of Manatee Palms, LP and the corresponding real estate from Crescent Real Estate Funding VII, L.P. The business which is located in Florida includes two owned and one contracted facility with 225 total beds and an aftercare case management program serving over 200 adolescents. The transaction was financed by an increase in the company's senior credit facility and is expected to be accretive to earnings.

Commenting on the acquisition, Luis E. Lamela, President and CEO of Ramsay Youth Services, Inc., stated, "We are very pleased to welcome the Charter Behavioral Health System of Manatee Palms staff to our organization. This strategic acquisition continues to broaden the Company's operations in Florida and expands our capacity in Florida to over 700 beds."

Ramsay Youth Services, Inc. is a leading quality provider and manager of treatment, education and community-based programs for at-risk, troubled and special needs youth. The Company has operations in nine states and the Commonwealth of Puerto Rico.

Except for historical information contained herein, the matters set forth in this news release are forward-looking statements as defined under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties. Actual operations and results may differ materially from those expected in the forward looking statements made by the Company. Please refer to Ramsay's filings with the Securities and Exchange Commission for additional information.


Contact:     Isa Diaz
             Vice President Corporate Relations
             (305) 569-4626